FORM 4

[ ]  Check box if no longer subject
     to Section 16. Form 4
     or Form 5 obligations may con-
     tinue. See Instruction 1(b).


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Sec. 16(a) of the
               Securities Exchange Act of 1934, Sec. 17(a) of the
                   Public Utility Holding Company Act of 1935
              or Sec. 30(f) of the Investment Company Act of 1940.


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1. Name and Address of Reporting person* 2. Issuer Name and Ticker or Trading   6.Relationship of Reporting Person to Issuer
                                            Symbol                                (Check all applicable)
Chinnick  James                            WAVERIDER COMMUNICATIONS INC. WAVC
                                                                                       Director                        10% Owner
---------------------------------------------------------------- --------------- ------                           -----
(Last) (First) (Middle)                  3. IRS or Social Security Number of
                                            Reporting Person (Voluntary)           X   Officer (give title below)      Other
                                                                                 ------                           -----
RR#1                                                                             Vice President, Engineering
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                                                                                7. Individual or Joint/Group Filing
(Street)                                 4. Statement for Month/Year
                                                  December 2001                      __X__  Form filed by One Reporting Person
--------------------------------------------------------------------------------
                                         5. If Amendment, Date of Original
                                                   (Month/Year)                     _____  Form filed by More than One Reporting
                                                                                           Person
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DeWinton   Alberta Canada  TDL 0X0

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(City) (State) (Zip)
*If the Form is filed by more than one
Reporting Person, see Instruction 4(b)(v).



                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security  2. Transaction    3. Transaction    4. Securities Acquired (A)5.Amount of      6. Ownership       7.Nature of
   (Instr. 3)            Date              Code (Instr.8)    or Disposed of (D) ;     Securities        Form: Direct (D)  Indirect
                         Month/Day/Year)                     (Instr. 3, 4,and 5)      Beneficially      or Indirect (I)   Beneficial
                                                                                      Owned at end of   Instr. 4)         Ownership
                                                                                      Issuer's Fiscal                     (Instr. 4)
                                                                                      Month (Instr. 3
                                                                                      and 4)
--------------------- ---------------- ---------------- ------------------------------   ----------   -----------     -----------

                                                        Amount   (A) or (D)   Price
--------------------- ---------------- ---------------- -------- ----------- ----------  ----------   -----------     -----------
--------------------- ---------------- ---------------- -------- ----------- ----------  ----------   -----------     -----------
  Common Stock          12/14/01          P              40,000      A        $0.32        43,090         D
                                                                              Note 1
--------------------- ---------------- ---------------- -------- ----------- ---------   ----------   -----------     -----------
--------------------- ---------------- ---------------- -------- ----------- ---------   ----------   -----------     -----------

--------------------- ---------------- ---------------- -------- ----------- ----------  ----------   -----------     -----------
--------------------- ---------------- ---------------- -------- ----------- ----------  ----------   -----------     -----------

--------------------- ---------------- ---------------- -------- ----------- ----------  ----------   -----------     -----------
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--------------------- ---------------- ---------------- -------- ----------- ----------  ----------   -----------     -----------
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--------------------- --------------- ----------------- -------- ----------- ----------  ----------   -----------     -----------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly
(Print or Type Responses)
Page 1 of 2 pages           (Over)



                  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                          (eg., puts, calls, warrants, options, convertible securities)

------------ ---------- ------------ ----------- ------------ ---------------------- ---------------------
1. Title of  2.Conver-  3. Transac-  4. Transac- 5. Number of 6. Date Exercisable    7. Title and Amount
Derivative   sion or    tion Date    tion Code   Derivative   and Expiration         of Underlying
Securitiy    Exer-      (Month/Day/  (Instr. 8)  Securities   Date (Month/Day/       Securities
(Instr. 3)   cise Price Year)                    Acquired (A) Year)                  (Instr. 3 and 4)
             of Deriva-                          or Disposed
             tive                                of (D)
             Security                            (Instr. 3,
                                                 4, and 5)
------------ ---------- ------------ ----------- ------------ ----------  ---------- ---------- ---------
                                                              Date        Expira-      Title    Amount or
                                                              Exer-       tion Date             Number of
                                                              cisable                           Shares
------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------
                                                 (A)    (D)
------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------
WaveRider
Warrants     $0.50       12/14/01      P         40,000       12/14/01    12/13/04    Common    40,000
------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------

------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------

------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------


Table II (continued)
------------ ---------- ---------- ------------ ------------
1. Title of  8. Price   9. Number  10. Owner-   11. Nature
Derivative   of         of Deriva- ship of De-  of
Securitiy    Derivative tive       rivative     Indirect
(Instr. 3)   Security   Securi-    Security;    Beneficial
             and        ties       Direct (D)   Ownership
             (Instr.5)  Benefi-    or           (Instr. 4)
                        cially     Indirect
                        Owned at   (I)
                        end of     (Instr. 4)
                        Month
                        (Instr. 4)

------------ ---------- ----------- ----------- ------------
WaveRider
Warrants      $0.08/Note 1  40,000       D
------------ ---------- ----------- ----------- ------------

------------ ---------- ----------- ----------- ------------

------------ ---------- ----------- ----------- ------------

------------ ---------- ----------- ----------- ------------

Explanation of Responses:

The reported securities are included within 40,000 WaveRider units purchased by the reporting person for $0.40 per unit. Each unit consists of a common share and a warrant to purchase a share of common stock of the company, at a purchase price of $.50 per share, such warrants to expire on December 13, 2004.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

                       /s/ J. Chinnick                       January 7, 2002
                       -----------------------               ---------------
                       **   Signature of Reporting Person    Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
Page 2 of 2 pages.